Filed by ACI Worldwide, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: S1 Corporation
Commission File No.: 000-24931

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     Thomson StreetEvents
     ACIW — Q2 2011 ACI Worldwide, Inc. Earnings Call and Disscussion on Proposal to Acquire S1 Corporation
     Event Date/Time: Jul. 26. 2011 / 12:30PM GMT

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Jul. 26. 2011 / 12:30PM, ACIW — Q2 2011 ACI Worldwide, Inc. Earnings Call and Disscussion on Proposal to Acquire S1 Corporation
CORPORATE PARTICIPANTS
Tamar Gerber
ACI Worldwide Inc — VP, IR
Phil Heasley
ACI Worldwide Inc — CEO
Scott Behrens
ACI Worldwide Inc — CFO
CONFERENCE CALL PARTICIPANTS
Gil Luria
Wedbush Securities — Analyst
George Sutton
Craig-Hallum — Analyst
Tom McCrohan
Janney Montgomery Scott — Analyst
Brett Huff
Stephens — Analyst
Wayne Johnson
Raymond James — Analyst
John Kraft
DA Davidson — Analyst
Michael Saloio
Sidoti — Analyst
PRESENTATION
Operator
Good morning my name is Stephanie, and I will be your conference operator today. At this time, I would like to welcome everyone to the ACI Worldwide conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question and answer session. (Operator Instructions). Thank you.
I would now like to turn the call over to the Vice President of Investor Relations for ACI Worldwide, Ms. Tamar Gerber. You may begin your conference.
Tamar Gerber — ACI Worldwide Inc — VP, IR
Thank you Stephanie and good morning everyone.
I’m Tamar Gerber ACI’s Vice President of Investor Relations and Financial Communications. Joining me this morning to discuss the proposal to acquire S1 is Phil Heasley, our CEO, and joining him to discuss our quarterly earnings results is Scott Behrens, our CFO.
Before we begin would I like to remind everyone this discussion includes forward-looking statements, including statements about our beliefs and expectations regarding the proposed transaction between ACI and S1, the potential benefits of any such transaction, and that actual results could differ materially. You can find the full text of our forward-looking statements and

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Jul. 26. 2011 / 12:30PM, ACIW — Q2 2011 ACI Worldwide, Inc. Earnings Call and Disscussion on Proposal to Acquire S1 Corporation
cautionary Safe Harbor language at the beginning of today’s slide presentation, which is available on our IR website at aciworldwide.com and will be also filed with the SEC later today.
This discussion is not an offer to purchase or solicitation of an offer to sell shares of ACI or S1 and is not a solicitation of proxy from S1 shareholders. If the transaction proceeds, ACI will file a registration statement on form S-4 with a proxy statement in prospectus with the SEC and that will be available at the SEC’s website at www.sec.gov. ACI and S1 shareholders are encouraged to read the statement on form S-4 if and when it becomes available.
With that I’d like to turn the call over to Phil Heasley, ACI’s CEO. Phil, please go ahead.
Phil Heasley — ACI Worldwide Inc — CEO
Thanks, Tamar. Good morning, everyone.
As you’ve likely seen this morning, we made two announcements. First is our proposal to acquire S1 corporation for $9.50 per share in cash and stock. We are very excited about this transaction as it provides significant benefits for shareholders of both S1 and ACI. The other is our second quarter earning results, which we are extremely proud of. We sourced strong revenue growth up 23% over prior year quarter. We had strong growth in sales, up 36% over prior year quarter, and we saw a strong growth in operating income and adjusted EBITDA which were up 136% and 55% respectively.
I will begin today’s presentation with a discussion and overview of our proposal to acquire S1. I will then turn the call over to Scott Behrens, our CFO, who will present our second quarter results. We will then be glad to open up the call for your questions.
Looking at slide 4, we believe our proposal provides S1 shareholders with a substantial premium and immediate cash value for their investment in S1, while allowing them the opportunity to participate in the long-term value creation inherent in the combined company. We are confident that S1 shareholders will strong our strong belief that our proposal is superior to the announced Fundtech merger. Further, we expect S1’s board of directors to also recognize the considerable financial and strategic benefit of our proposal and declare it superior to the Fundtech merger. We stand ready and willing to promptly engage with S1 on our proposal, and we are hopeful we will do so in the near term to effect a transaction that benefits both our company’s shareholders. That being said, we are committed to making this transaction a reality.
Slide 5 gives us an overview of the key terms of the proposal we sent to S1’s board this morning. Under the terms of our proposal, ACI would acquire S1 for a per-share consideration of $9.50 in cash and stock. This represents a premium of approximately 33% over S1’s closing stock price yesterday. It also represents a premium of approximately 32% over S1’s 90-day volume weighted average price and a premium of approximately 23% over S1’s 52 week high.
The proposed consideration will be comprised of 60% cash and 40% stock. S1 shareholders could elect to receive cash and/or stock with any oversubscription subject to pro-ration. S1 shareholders would receive $5.70 in cash and $3.80 in ACI stock per S1 share. The ACI stock that would be received by S1 shareholders is expected to be tax free. Upon completion of this transaction and based on the most recent closing price of ACI’s common stock, S1 shareholders would own approximately 15% of the combined entity, with current ACI shareholders owning 85% on a fully diluted basis.
This transaction is subject to customary closing conditions, including regulatory approval and approval by S1 shareholders. Importantly, this transaction is not contingent upon financing as we have received financing commitment from Wells Fargo Bank. We anticipate that this transaction would close in the fourth quarter.
Turning to slide 6, we strongly believe our proposal is both financially and strategically superior to S1’s announced merger agreement with Fundtech. S1 shareholders would receive a substantial premium and immediate cash value in their investment

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Jul. 26. 2011 / 12:30PM, ACIW — Q2 2011 ACI Worldwide, Inc. Earnings Call and Disscussion on Proposal to Acquire S1 Corporation
in S1. They would also benefit from ownership in what we believe is the long term value creation inherent in a combined ACI S1.
Moving ahead to slide 7, for ACI shareholders, we think that our track record, as evidenced on this slide, speaks for itself. In the lower right-hand corner of the page, you can see that we have increased our contracted and renewal pipeline of deals in our 60 month backlog by approximately $350 million since the end of 2006. In my view, it has clearly made a significant positive difference in how we manage and assess our business. ACI shareholders will know that we see this as a measurement of the long-term economic health of our enterprise, and it is the metric I use for both business and management compensation purposes.
The chart on the upper right-hand side demonstrates that we have increased our monthly recurring revenues by nearly 29% since we changed our business model in 2007 to 68% of the total revenue in 2010.
Moving to the lower left-hand chart, I’m particularly proud of the fact that we took steps in 2007 and 2008, to restructure the business. Since that time, we’ve quietly and significantly grown our adjusted EBITDA margins. We expect that we will continue to do so as we work through our long term strategic plan. We believe we can institute similar best practices in S1 to reduce their business backlog, recurring revenues and margins.
ACI shareholders have been rewarded with a shareholder return of approximately 91% over the past three years. The chart in the upper left-hand corner of this slide depicts this growth and our outperformance of our peers.
On slide 8, we provide a side by side view of our two businesses. Our top line revenue was approximately double that of S1 2010, and our adjusted EBITDA of $88 million was merely nine times greater than S1’s which we attribute to our strong profit margin profile. Combined, we expect to have increased scale, capabilities, and geographic scope. We’re also confident we can grow S1’s margin in line with ours.
ACI today is a leading provider of enterprise payment software due to the strength of our products and the skill of our team. We remain firmly committed to our current product road map. We think we can bring our competencies to the floor as we integrate and manage S1’s assets. We are confident working together with S1, we can expect a smooth integration process.
Moving on, I’d like to spend a few minutes talking about the strategic rationale behind the transaction and detailing the numerous benefits inherent in a combined ACI S1. The proposed transaction with S1 is something we have evaluated in depth and it’s clearly in line with ACI’s internal five-year plan.
For those of you who know me and our management style, you are aware that we grow our business through a rigorous framework of three phases of development — control, profitability, and growth. We have clearly executed on the control phase of ACI’s development during the last five years, and are now well into our profitability and growth phases.
Turning now to slide 10, we concluded that this is a compelling opportunity to enhance our role as a global provider of enterprise payment software. Our highly complementary products and customer bases would provide a rich set of capabilities and a broad portfolio of products across the entire electronic payment spectrum. With S1 we believe we will also be able to provide enhanced services to our customers by increasing our access to payment expertise around the world. ACI has a pre-eminent brand and a strong global position, particularly in our payments of product families serving retail banks and large financial institutions. The addition of S1 would also contribute to our growing hosting business and further expand our international, online banking, and cash management solutions.
We expect this transaction would expand ACI’s global position. We see a lot of opportunity in global retailer markets and in online banking and believe that S1’s business would be a good add-on to our already robust offerings. You know from our recent small scale acquisition of ISD corporation that we’re investing in the growing retailer business. We expect a combination with S1 would further improve our futures and functionality in the international retailer business. We think the combined entity

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Jul. 26. 2011 / 12:30PM, ACIW — Q2 2011 ACI Worldwide, Inc. Earnings Call and Disscussion on Proposal to Acquire S1 Corporation
is attractive for both parties, as we see developing markets benefiting from the positive secular trends in electronic payment transactions. The combined revenue hosting business would be expected to be $100 million. This combination creates meaningful volume and scale on the hosted business environment whose margins are dependent on high volume throughput. We are confident that once this transaction is completed, we would validate and share with you the margin opportunities of combining our global cost structure and adding volume to our fixed infrastructure.
With S1, ACI would be a larger, more diversified company that is strongly positioned across a wide range of sectors and supported by a broad base of revenues and earnings. The transaction would create important financial benefits that would position the combined company to compete more profitably in the global marketplace. These benefits include significant cost savings opportunities which we expect would be achieved by leveraging ACI’s global cost infrastructure and result in meaningful margin expansion. In addition, the combined company’s expanded customer base should create cross-selling opportunities.
The combined financial profile should be quite appealing for both ACI and S1 shareholders. ACI already has significant free cash flows from our business and a solid conservatively levered balance sheet. We believe the prudent use of our equity capital as well as bank loans to effect this transaction would create an even stronger balance sheet for the combined business entity. Importantly, we expect the transaction to be accretive to our earnings in 2012.
Turning now to slide 11, our view is that the combined company will benefit from increased scale. The addition of S1 would bring ACI’s enterprise value to approximately $1.7 billion. And the lower chart demonstrates our pro forma revenue of $650 million in the trailing 12 month period would bring us closer to our goal of achieving $1 billion in revenue.
I would like to point out that the combined trailing 12 months adjusted EBITDA of $110 million does not include any of the significant cost savings that we believe we can achieve through this transaction. I’d also like to point out the opportunity we have to significantly improve S1’s margin and bring them in line with ours.
Slide 12 demonstrates how the acquisition of S1 would provide complementary products to ACI’s already robust portfolio of payment solutions. Our two companies do not share much end-user customer overlap in the retail payment product family where ACI today derives two-thirds of its revenue. However, we do believe that S1 has some interesting assets to offer us in our other revenue categories. In particular, we believe the acquisition of S1 would provide breadth and additional capabilities to what ACI does today in several key areas. These include expanding our retailer business beyond North America, increasing our retail banking payments business down into the mid-tier financial institutions, and adding function and global reach to our online banking business offering, including new capabilities around branch banking and trade.
S1 would also bring a community banking segment. This is something that we would need to assess as to its fit with the combined business.
On slide 13, you can see the healthy compound annual growth rate in our end software, which is expected to grow nearly 10% over the next five years. Based on our existing guidance, ACI represents approximately 5% within the financial payment software marketplace. The addition of S1 is expected to result in a top total wallet share of less than 8%. We see a lot of opportunity in the home-grown and regional category, combining our international scope with S1’s smaller FI products would provide meaningful runway in emerging market economies.
As you can see from the pie chart on the top right, this growing software segment is just one of three approaches that customers take to address their payment needs. Other large competitive approaches include IT services, which include vendors like Infosys, Accenture, and IBM Global Services,BPOs such as processors such as First Data and large card networks such as Visa and Mastercard and the homegrown regional categories I just mentioned.
We continue to see the increasing presence of large competitors operating across all three of these sectors. Turning to slide 14, this slide illustrates a three-year pro forma look at both companies’ operating results, including our projected results for this calendar year. ACI’s results over this time period reflect our careful and steady model of growing top-line revenues. As we have

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Jul. 26. 2011 / 12:30PM, ACIW — Q2 2011 ACI Worldwide, Inc. Earnings Call and Disscussion on Proposal to Acquire S1 Corporation
grown top-line revenues, we’ve also expanded our adjusted EBITDA margin by over 400 basis points. We expect to continue expansion in 2011 as we move towards our stated goal of achieving adjusted EBITDA margin of approximately 30%. The combined company would have significant free cash flows that would give us the flexibility to delever quickly and ensure that we maintain a strong flexible balance sheet for the continued growth and investment.
Turning now to slide 15, we expect the combination of ACI and S1 would result in substantial cost savings. Our business model over the past five years has been to maintain a fixed global cost infrastructure while growing incremental recurring revenues. We expect to be able to leverage this global infrastructure to support the combined revenue stream. The specific areas of cost savings we identified include overlapping corporate and public company costs, SG&A, product management, hosting infrastructure, and facility costs. And as I’ve mentioned, we expect these cost savings to drive the margins of the combined business in line with ACI’s healthier margins. ACI shareholders have seen our ability to take low margin performing assets and grow them. We expect to be able to move quickly and achieve these cost savings, allowing the transaction to be accretive in 2012.
Notably, we estimated that our savings would be more than double those estimated by S1 and Fundtech in their merger announcement. Turning to slide 17, which gives an overview of the next steps in this process, as I said earlier, we believe the S1 board has a clear choice in the two possibilities before them. We are confident our proposal is financially and strategically superior to the Fundtech merger agreement. We expect S1’s board of directors to recognize the considerable financial and strategic benefits of our proposal and declare it superior to the Fundtech merger. Once this determination is made, then the Fundtech merger agreement would need to be terminated. We would then execute a definitive merger agreement with S1, which would require the approval of S1 shareholders and customer regulatory approvals. We have committed financing for the cash portion of the consideration and expect we can achieve a Q4 closing of this transaction. We stand ready and willing to promptly engage with S1 in this transaction, and we are hopeful we will do so in the near term to effect a transaction that benefits both our companies’ shareholders. That being said, we are committed to making this transaction a reality.
So in conclusion, as you can see on slide 18, we firmly believe that our proposal is both superior and more compelling to S1 and its shareholders than the merger agreement with Fundtech. We believe that together ACI and S1 would have greater scale and geographic reach to ensure the combined firm would be a full-service payment software company serving customers of all sizes. We believe that both companies’ shareholders will benefit from the strong cash flow generation and significant cost saving opportunities inherent in a combined ACI S1, and we look forward to engaging with the S1 team to promptly conclude this transaction.
That concludes my prepared remarks about our proposal. I would now like to turn the call over to Scott Behrens, who will discuss our financial and operating results for the second quarter. Scott?
Scott Behrens — ACI Worldwide Inc — CFO
Thanks, Bill, and good morning, everyone.
Please note that we have filed our normal earnings materials with the SEC and have also posted them on our website. I’ll be starting my comments on slide 11 of our earnings deck with key takeaways from the quarter starting first with sales.
We continue to see strong customer demand which has driven sales up 36% over the prior year quarter. And year to date we have seen sales growth of nearly 43% over the first half of last year. Sales of new capacity services functionality have all contributed to the higher sales.
Turning next to 60 month backlog, which as we said in the past, is really the key barometer of how we measure the long-term economic health and value of the business, the strong sales performance contributed to the growth and backlog with 60 month backlog growing more than $27 million in the quarter and nearly $75 million year to date. We also have a strong revenue quarter

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Jul. 26. 2011 / 12:30PM, ACIW — Q2 2011 ACI Worldwide, Inc. Earnings Call and Disscussion on Proposal to Acquire S1 Corporation
coming in at just over $113 million, which represents an increase of nearly $30 million or 23% over the prior year’s second quarter. This was led by strong growth in recurring revenue, which grew $16 million or 25% over the prior year quarter. And overall, more than 90% of our current quarter revenue came out of backlog with the remaining revenue converting from current quarter sales.
We saw operating expense growth primarily in selling and marketing expense, which is reflective of our higher sales activity in the quarter, and also saw higher R&D expense which reflects our investment in accelerating our product development really to meet higher customer sales demand.
Turning to slide 12, we saw strong growth in both operating income and adjusted EBITDA. Operating income increased more than $6 million, or 135%, year over year. And adjusted EBITDA increased $7 million, or 55%, year over year. And below operating income, we saw a much lower effective tax rate coming in at approximately 7%, as we benefited from the release of tax reserves as certain prior tax years had reached the statute of limitations.
Turning then to slide 13, this is our normal depiction of the ratio of revenue derived from backlog versus that portion of revenue derived from current period sales. As you can see to make this consistent compared to last year, in overall, we are very pleased with our recurring revenues coming out of backlog, which is providing us a stable, predictable, and solid base of our revenue stream.
On slide 14, based on the strength of our performance for the first half of the year, we are raising our full-year 2011 guidance expectation. We are now expecting revenue in a range of $450 million to $460 million, operating income in a range of $65 million to $69 million, and adjusted EBITDA in a range of $101 million to $104 million. Additionally, after the strong first half year sales, we are expecting full-year sales to track in the mid $500 million range.
So in summary, on a comparative basis with Q2 of last year, we saw strong growth in sales, strong growth in revenue, which contributed to growth in operating earnings and adjusted EBITDA. In the strength of the first half of the year and our visibility into the second half of the year, we have raised our full-year guidance expectations. So overall, obviously, we’re very pleased with the results of our second quarter and our strong first half of 2011.
And as a final comment, I just say we are pursuing the S1 transaction from a position of financial strength. In this quarter’s results, as well as our performance over the last five years have demonstrated our ability to execute on our strategy of building long-term economic value for our shareholders. The S1 transaction allows us to accelerate our strategy of growth and long-term value creation.
That concludes my prepared remarks. Operator, we are ready to open the line to questions at this time.
QUESTIONS AND ANSWERS
Operator
Certainly. (Operator Instructions). And your first question comes from the line of Gil Luria from Wedbush Securities. Your line is open.
Gil Luria — Wedbush Securities — Analyst
Thank you, and good morning.

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Jul. 26. 2011 / 12:30PM, ACIW — Q2 2011 ACI Worldwide, Inc. Earnings Call and Disscussion on Proposal to Acquire S1 Corporation
First I wanted to pause on the quarter. It seems like you guys are doing better than, I don’t know, ever, at least the last five years — can you pause a little bit and tell us a little bit about where the bookings, the very high bookings numbers are coming from in terms of products, the drivers of those bookings, and maybe even the geographic breakdown?
Scott Behrens — ACI Worldwide Inc — CFO
I think our overall sales bookings are strong in all regions. If you look at the earnings deck that we have, we provided our normal earnings material. You will see strong growth in all three regions. And really, you know, the strong growth in sales, as well as our strong recurring revenue, it has really set us up strong for performance here in the first half.
Gil Luria — Wedbush Securities — Analyst
Then I’ll use my follow-up on S1. You talked about the — some of the businesses there that aren’t necessarily a natural fit maybe the consumer online banking they have is not necessarily the best fit for what you guys do. Could you tell us what portion of S1’s revenue those are?
Phil Heasley — ACI Worldwide Inc — CEO
Gil, this is Phil Heasley. I think the community banking piece that we’re referencing is — I don’t want to give an exact number, but it’s somewhere around $50 million to $60 million.
Gil Luria — Wedbush Securities — Analyst
Thank you very much.
Operator
Your next question comes from the line of George Sutton from Craig-Hallum. Your line is open.
George Sutton — Craig-Hallum — Analyst
Good morning, and congratulations on both the earnings and the proposed transaction. Phil, you obviously had an interesting relationship, competitive relationship with S1 for a long time. I’m curious will this be the first time this morning that the board or management team are aware of this interest?
Phil Heasley — ACI Worldwide Inc — CEO
George, you know, we’re here today to, you know, put forward a proposal to S1. We really can’t — we can’t really discuss what took place or didn’t take place previous to this morning.
George Sutton — Craig-Hallum — Analyst
Okay. The — on the financial side is my follow-up. The term extension was very strong and I’m just curious if you could simplify the reasons for that strength this quarter.

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Jul. 26. 2011 / 12:30PM, ACIW — Q2 2011 ACI Worldwide, Inc. Earnings Call and Disscussion on Proposal to Acquire S1 Corporation
Phil Heasley — ACI Worldwide Inc — CEO
Well, yes. I think the long-term interest in our product set is continuing very strong and growing, and that’s reflecting — that’s reflecting, you know, the hundreds of millions of dollars we invested in EPS over the last decade are beginning to accrue benefits
George Sutton — Craig-Hallum — Analyst
So it wasn’t one large transaction, in other words?
Phil Heasley — ACI Worldwide Inc — CEO
No, sir.
George Sutton — Craig-Hallum — Analyst
Okay. Very good. Thank you.
Operator
Your next question comes from the line of Tom McCrohan from Janney. Your line is open.
Tom McCrohan — Janney Montgomery Scott — Analyst
Hey, guys, just two questions. One on the trends in sales, and then a question on the accretion for the deal. For — is it reasonable to expect the trend in quarterly sales to kind of mimic what it did last year,where we had it was really strong the first half, but last year, the second half was relative to the first half was really strong. So I’m wondering if that kind of phasing should be expected for this year?
Phil Heasley — ACI Worldwide Inc — CEO
Well, obviously, we have — you’re right. We have started the year strong. We are raising our full-year guidance expectations. You know, we have said we thought we’d land somewhere in the high $400 million range. We are now raising that to the mid $500 million range. So in terms of math, you can see what our second half of the year is going to look like.
Tom McCrohan — Janney Montgomery Scott — Analyst
Okay. And then on the accretion, is there any assumptions you can share with us on how you get to an expectation for an accretive deal in 2012, as in like what kind of EBITDA margins are you modeling for S1 for an accretive deal?
Phil Heasley — ACI Worldwide Inc — CEO
Our expectations are and our models that we have put together are that we would get the S1 business to our healthier EBITDA margins.

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Jul. 26. 2011 / 12:30PM, ACIW — Q2 2011 ACI Worldwide, Inc. Earnings Call and Disscussion on Proposal to Acquire S1 Corporation
Tom McCrohan — Janney Montgomery Scott — Analyst
By 2012?
Phil Heasley — ACI Worldwide Inc — CEO
We would be able to — our plan is to execute on the cost savings synergies in short order and be able to get those significant synergies done and be accretive in 2012, yes.
Tom McCrohan — Janney Montgomery Scott — Analyst
Okay. Thank you.
Operator
Your next question comes from the line of Brett Huff from Stephens Inc. Your line is open.
Brett Huff — Stephens — Analyst
Good morning, everybody.
Phil Heasley — ACI Worldwide Inc — CEO
Good morning.
Scott Behrens — ACI Worldwide Inc — CFO
Good morning.
Brett Huff — Stephens — Analyst
Congrats on a nice quarter, and congrats on a nice bid for S1. On the quarter, first question, in terms of the guidance versus our model I think versus what most expectations were, you guys sort of soundly beat the numbers. And the guidance, while up, isn’t up quite as much as what at least versus our model or what the street is expecting. Is this just being conservative or have we pulled things forward or recognized things quicker in Q2 that we thought we were going to recognize in Q3 or Q4? Can you just maybe give us some color on that?
Scott Behrens — ACI Worldwide Inc — CFO
Brett, I’ll answer that. We pulled absolutely nothing forward. We’re seeing secular improvement in the business. You know, for the last I don’t know how many years, you guys keep asking us can we really make the second half of the year. And we’ve raised guidance and we like to — we like to present numbers that we can — that our forecasts support meeting or slightly beating and we’re just sticking to that — we’re keeping to the same discipline we’ve had for the last several years.

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Jul. 26. 2011 / 12:30PM, ACIW — Q2 2011 ACI Worldwide, Inc. Earnings Call and Disscussion on Proposal to Acquire S1 Corporation
Brett Huff — Stephens — Analyst
Okay. And then on the synergies, you outlined at a high level what the potential synergies could be on an ACIW/S1 deal. Can you get a little more specific on what some of those might be? I understand some of the public company costs and things like that, but in terms of product consolidations or things like that, any more additional color maybe one level down?
Scott Behrens — ACI Worldwide Inc — CFO
Brett, those are details we really want to sit down with S1 and have conversations with them before we would — before we would talk about them publicly.
Brett Huff — Stephens — Analyst
Okay. That’s what I needed. Thank you for your time.
Operator
Your next question comes from the line of Wayne Johnson from Raymond James. Your line is open.
Wayne Johnson — Raymond James — Analyst
Hi, yes. Good morning.
Just first on the core business, can you talk about any conversions to EPS in Q2? What’s the expectation for conversions to base24 EPS from classic in the second half? That’s kind of number 1.
And number 2, can you guys give us some sense of how we should be thinking about 2012, 2013 in terms of those conversions for your core business? Because it seems like at this stage in the year, you guys were going to have to know that well in advance. So can you give us any guidance on those metrics, that would be very helpful.
Scott Behrens — ACI Worldwide Inc — CFO
Well, in talking about conversions from classic to EPS, I think you know that in our dialogues with our customers, that we stated the last couple, three quarters that we put in a series of programs with our customers that this will actually be a multi-step process. There’s not going to be a big bang conversions between one and the other. We have started several of those — we have started several of those activities, which will be multi-year — everyone of them will be multi-year in nature, and I think that answers your first question.
The second question about 2012 and 2013, we can’t give you, you know, we never give guidance for the next year. We really can’t do it right now.
Wayne Johnson — Raymond James — Analyst
Okay. And just — just a quick follow-up, so in terms of the proposed S1 merger, if I understood the previous Q&A correctly, the company believes that they can get all the synergies, all the expected synergies in a vacuum without any more growth in a single year from the time — within 2012? Did I hear that correctly?

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FINAL TRANSCRIPT
Jul. 26. 2011 / 12:30PM, ACIW — Q2 2011 ACI Worldwide, Inc. Earnings Call and Disscussion on Proposal to Acquire S1 Corporation
Phil Heasley — ACI Worldwide Inc — CEO
Yes. So our expectation is that, you know, we can close this deal as early as the fourth quarter of this year. We would action our synergy plans in short order. You know, certain ones would take a little longer when it comes to sites and facilities. But we would be able to execute in short order and be accretive in 2012.
Wayne Johnson — Raymond James — Analyst
Okay. Thank you.
Operator
Your next question comes from the line of John Kraft from DA David. Your line is open.
John Kraft — DA Davidson — Analyst
Good morning, guys. Congratulations on a nice Q2.
Phil Heasley — ACI Worldwide Inc — CEO
Thanks, John.
Scott Behrens — ACI Worldwide Inc — CFO
Thanks.
John Kraft — DA Davidson — Analyst
As far as the S1 deal, at least on the payment side, clearly you’ve been increasingly competitive with them in the middle markets. How do you plan on targeting the middle markets going forward? Would this be something where you integrate the two products and have a better product or leave the S1 suite alone for that middle market?
Phil Heasley — ACI Worldwide Inc — CEO
Again, those are details we really want to sit and discuss with S1. But we did say in our press release that we are firmly committed to our existing road map.
John Kraft — DA Davidson — Analyst
Okay. And then back to the core business in Q2, the sales booking was obviously very, very impressive, and I guess I apologize if I missed this, as well. But was that major new international payment processing account, was that a big chunk of that or was the sales booking in the quarter fairly diversified?
Scott Behrens — ACI Worldwide Inc — CFO
It was fairly diverse.

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FINAL TRANSCRIPT
Jul. 26. 2011 / 12:30PM, ACIW — Q2 2011 ACI Worldwide, Inc. Earnings Call and Disscussion on Proposal to Acquire S1 Corporation
John Kraft — DA Davidson — Analyst
Okay. Thanks, guys.
Operator
(Operator Instructions). Your next question comes from the line of Michael Saloio from Sidoti. Your line is open.
Michael Saloio — Sidoti — Analyst
Hi, it’s Mike from Sidoti. Thank you for taking my question. I guess I’m trying to get a better sense on how you arrived at the valuation for SONE? If you could give me a list of comparative companies you looked at or a range of multiples on what you think EBITDA could be when they, you know, as you said, as their margins improve closer to where yours are?
Scott Behrens — ACI Worldwide Inc — CFO
Well, what we’ve looked at is, you know, our expectation is that both companies would continue from a revenue perspective on organic growth trajectories. And then what we’ve also modeled in obviously is our cost synergies in a plan to get them to our healthier EBITDA margins. And that’s, you know, essentially how we got it our valuation.
Michael Saloio — Sidoti — Analyst
Okay. And any sense on what kind of comparable company analysis you may have done as far as what multiple you’re using on that?
Scott Behrens — ACI Worldwide Inc — CFO
No. We wouldn’t provide any of that information.
Michael Saloio — Sidoti — Analyst
All right. That’s all I have. Thanks.
Operator
Your next question comes from the line of Wayne Johnson from Raymond James. Your line is open.
Wayne Johnson — Raymond James — Analyst
Yes. I was wondering, regarding the middle market and lower — smaller community banks, credit unions, what have you, can you talk a little bit about the cash management and treasury management of S1 versus the service offerings for ACI? Was it at the major attraction? Can you just break that out a little bit? Have you been seeing S1 in the market more and more often, more frequently, that cash and treasury management side?

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FINAL TRANSCRIPT
Jul. 26. 2011 / 12:30PM, ACIW — Q2 2011 ACI Worldwide, Inc. Earnings Call and Disscussion on Proposal to Acquire S1 Corporation
Phil Heasley — ACI Worldwide Inc — CEO
We really don’t want to discuss intimate details of our offer until we’ve had the ability to sit down and have a meaningful conversation with S1.
Well, thanks, everyone, for the questions. I’m sure we’ll be talking to you soon. Thank you.
Operator
This concludes today’s conference call. You may now disconnect.
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Forward-Looking Statements
This transcript contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements and include words or phrases such as “believes,” “will,” “expects,” “would” and words and phrases of similar impact. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. These risks and uncertainties include, but are not limited to the following: (1) that a transaction with S1 may not be completed on a timely basis or on favorable terms, (2) negative effects on our business or S1’s business resulting from the pendency of the merger, (3) that we may not achieve the synergies and other expected benefits within the expected time or in the amounts we anticipate, (4) that we may not be able to promptly and effectively integrate the merged businesses after closing and (5) that the committed financing may not be available. Other factors that could materially affect our business and actual results of operations are discussed in our most recent 10-Ks as well as other filings with the SEC available at the Securities and Exchange Commission (“SEC”) website at www.sec.gov. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.
Available Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. After any merger agreement is finalized with S1 or an exchange offer is commenced, ACI will file with the SEC a registration statement on Form S-4 containing a prospectus and other documents with respect to the proposed acquisition of S1 and would then mail a prospectus to S1 shareholders. INVESTORS AND SECURITY HOLDERS OF S1 AND ACI ARE URGED TO READ THE APPLICABLE PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain free copies of the registration statements and prospectuses (when available) and other documents filed with the SEC by ACI through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ACI will be available free of charge on ACI’s internet website at www.aciworldwide.com or by contacting ACI’s Investor Relations Department at 646-348-6706.